EXHIBIT 11.13

PURCHASE AGREEMENT

Broker: Savona Equipment Ltd., a duly organized corporation with a principal address at 6351 Trans Canada Hwy, Savona BC, Canada V0K 2J0

Representative: Jordan Downey – General Manager

This Purchase Agreement (“Agreement”) is made and effective as of the 28 day of February 2025 by and between:

Metals Exploration PLC, a duly organized corporation with its registered office at 27-28 Eastcastle Street, London, United Kingdom W1W 8DH (hereinafter referred to as the “Buyer”),

and

Almaden Minerals Ltd., a duly organized corporation with a principal address of 1333 Johnston Street, Suite 210, Vancouver, BC, Canada V6H 3R9 (hereinafter referred to as the “Seller”).

(The Buyer and the Seller are at times hereafter referred to individually as a “Party” and collectively, as the “Parties”).

WHEREAS, the Buyer wishes to buy and the Seller wishes to sell to the Buyer the Assets (as hereinafter defined):

WHEREAS, the Buyer completed an inspection of the Assets, to the satisfaction of the Buyer, on February 13, 2025 to February 16, 2025 (the “Inspection Date”); and

WHEREAS, the parties wish to memorialize the terms and conditions of the purchase and sale of the Assets in a written agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES, for and in consideration of the terms and conditions provided below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Parties hereto hereby agree as follows:

1.	Sale and Purchase of Assets.

1.1.	At the Closing (as hereinafter defined) and subject to the terms and conditions of this Agreement, the Seller agrees to sell and the Buyer agrees to purchase the items listed in Exhibit A attached hereto and made a part hereof (collectively, the “Assets”), free and clear of any security interest, lien, pledge, option, encumbrance whatsoever in law or in equity, at the Rock Creek site in the Cape Nome District, State of Alaska, USA (the “Site”).

1.2.	This Agreement constitutes a sale of the Assets only and is not a sale of any stock in any entity comprising of all or any part of the Seller. Buyer is not assuming and shall not be responsible for the payment of any liabilities or obligations of the Seller or the shareholders of Seller whatsoever, including but not limited to any collective bargaining agreement or other agreement, benefits, plans, or arrangements affecting employees or suppliers.

1.3.	THE BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, THE ASSETS ARE PURCHASED BY THE BUYER ON AN “AS IS, WHERE IS” BASIS IN THE SAME CONDITION, STATE AND LOCATION IN ALL MATERIAL RESPECTS AS AT THE INSPECTION DATE AND WITHOUT ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, IN FACT OR BY LAW WITH RESPECT TO THE ASSETS, AND WITHOUT ANY RECOURSE TO THE SELLER OR ANY OF THEIR DIRECTORS, OFFICERS, SHAREHOLDERS, REPRESENTATIVES OR ADVISORS. PROVIDED THAT THE ASSETS ARE IN THE SAME CONDITION, STATE AND LOCATION IN ALL MATERIAL RESPECTS AS THEY WERE AT THE INSPECTION DATE, THE BUYER AGREES TO ACCEPT THE ASSETS IN SUCH CONDITION, STATE AND LOCATION AT THE CLOSING DATE BASED ON THE BUYER’S OWN INSPECTION, EXAMINATION AND DETERMINATION WITH RESPECT TO ALL MATTERS AND WITHOUT RELIANCE UPON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES OF ANY NATURE MADE BY OR ON BEHALF OF OR IMPUTED TO THE SELLER, EXCEPT IN EACH CASE AS EXPRESSLY SET FORTH IN THIS AGREEMENT. Unless specifically stated in this Agreement, the Buyer acknowledges and agrees that no representation, warranty, term or condition, understanding or collateral agreement, whether statutory, express or implied, oral or written, legal, equitable, conventional, collateral or otherwise, is being given by the Seller in this Agreement, as to description, fitness for purpose, sufficiency to carry on any business, merchantability, quantity, condition, quality, value, suitability, durability, environmental condition, assignability or marketability of the Assets and all of the same are expressly excluded. The provisions of this Section 1.3 shall survive and not merge on Closing.

2.	Purchase Price.

2.1.	The aggregate purchase price for the Assets shall be Nine Million Seven Hundred Thousand US Dollars (US$ 9,700,000) (the "Purchase Price") which shall be payable by the Buyer to the Sellers according to the following schedule and in accordance with Section 2.2:

a.	an initial payment of US$2,000,000 of the Purchase Price is due within 14 days of the date of execution of this Agreement;

b.	a payment of US$3,000,000 of the Purchase Price shall be made upon the verification of transport scheduling. The Buyer shall use commercial reasonable efforts to have all transport and shipping arrangements in place by March 31, 2025;

c.	a payment of US$2,000,000 of the Purchase Price shall be made following a further and final inspection by the Buyer to establish, to its satisfaction, acting in good faith and subject to Section 2.2, that the Assets remain in the same condition, state and location in all material respects as at the Inspection Date and comprise all the items listed in Exhibit A (the “Final Inspection”) and prior to the commencement of demobilization activities, packaging, loading and transport. The Purchaser shall use commercially reasonable efforts to complete the Final Inspection prior to April 30, 2025 (the date of the actual Final Inspection being, the “Final Inspection Date”); and

d.	subject to any variation in accordance with Section 2.2, the final payment of US$2,700,000 of the Purchase Price (the “Final Payment”) shall be made when the Assets are prepared for shipment, prior to the loading of the Assets onto transport vehicles and/or removal from the Site and in any event, prior to the Transport Deadline (as defined below), and following an inspection by the Buyer, acting reasonably, of any Replacement Assets as they are packaged for shipment in accordance with Section 2.2(b).

2.2.	The Parties acknowledge that, at the Inspection Date, certain of the Assets as listed in Exhibit A under the heading “Replacement Assets” (the “Replacement Assets”) were not located at the Site or could not in any event be inspected by the Buyer. The Seller shall use commercially reasonable efforts to locate such Replacement Assets and ensure that they are present at the Site to enable the Buyer to carry out the Final Inspection. In the event that some or all of the Replacement Assets are not able to be inspected and verified by the Buyer to its reasonable satisfaction at the Final Inspection, then the Seller shall elect as follows:

a.	to have the cost of replacing any such Replacement Assets (on a like-for-like basis, in so far as reasonably practicable), as stated in the lowest bona fide quotation (including all taxes, duties and charges) obtained by Savona Equipment Ltd. (the “Broker”), deducted from the Final Payment; or

b.	to purchase the Replacement Assets and procure that they are delivered to the Site or the port as designated by the Buyer prior to the date of the Final Payment, for inspection by the Buyer, acting reasonably.

2.3.	The Seller hereby directs the Buyer that 85% of any payments of the Purchase Price shall be paid to the Seller by wire transfer, and 15% of any payments of the Purchase Price shall be paid to the Broker, on behalf of the Seller (collectively, the “Savona Payments”) by wire transfer.

3.	General Terms and Conditions

3.1	The Assets are being sold in the same condition and state in all material respects, as at the Inspection Date without further warranty or guarantee of condition. The Buyer has verified the condition of the Assets as at the Inspection Date meets their expectations.

3.2	The Asset list has been verified and confirmed by the Buyer prior to the execution of this Agreement.

3.3	The Buyer shall use commercially reasonable efforts to ensure the Assets are removed from the Site on or before August 31, 2025 (the “Transport Deadline”).

3.4	The Seller shall use commercially reasonable efforts to ensure access to the Site by the Buyer and their representatives, contractors and service providers (collective, “Representatives”) to dismantle, package, and remove the Assets.

3.5	The Buyer is responsible for the procurement of, and costs relating to, completion of the dismantling, packaging, loading, and transport of the Assets from the Site.

3.6	The Buyer is responsible for removal of Assets down to, but not including, concrete foundations.

3.7	The Buyer is not responsible for any general Site remediation work; except for, general cleaning and disposal of any spills, scrap, garbage, and mess resulting from dismantling, packaging, removal and transportation of the Assets.

3.8	The Buyer and their Representatives must abide by local laws and work safety rules and regulations.

3.9	Each Party is responsible for using best effort to provide adequate insurance coverage for their, and their Representatives’, equipment, and personnel required on-Site (including the Assets, which shall be insured by the Seller up to the Final Inspection Date and by the Buyer from the Final Inspection Date). The Seller shall provide evidence of such insurance policy to the Buyer on or prior to the Inspection Date.

3.10	The Seller is responsible for the security of the Site and the Assets until the Final Inspection Date, and the Buyer shall assume responsibility for the Assets with effect from the Final Inspection Date.

4.	Closing

4.1	Ownership and title to the Assets shall transfer to the Buyer upon completion of the final payment.

4.2	The consummation of the sale of the Assets as provided in this Agreement (the “Closing”) shall take place on or before August 31, 2025 (the “Closing Date”), upon completion of the Final Payment pursuant to Section 2.1(d), at the Site or at such location as shall be mutually agreeable to the Buyer and the Seller. At the Closing, the Seller shall evidence the transfer of title of the Assets by executing the Bill of Sale (as defined below).

4.3	Closing Documents and Deliveries.

a.	Seller’s Deliverables.

i.	At the Closing, the Seller shall deliver to, or cause to be delivered to, Buyer physical possession of all the Assets Ex Works (Incoterms 2020) the Site, a Bill of Sale for the Assets (the “Bill of Sale”), any documents of title and such other instruments or transfer documents as the Buyer shall reasonably deem necessary or appropriate for the sale and delivery of the Assets. Notwithstanding the foregoing, risk of loss shall be allocated in Section 12.

ii.	The Seller shall execute all legal documents necessary to convey clear title to the Buyer of the Assets transferred, and shall take such other actions as the Buyer may reasonably require for the Buyer to more fully and effectively take title to or assume the Assets on the terms set out in this Agreement.

5.	Representations and Warranties

5.1	The Seller represents and warrants to the Buyer with respect to itself as follows, as at the date of this Agreement and the Closing Date (unless stated otherwise):

a.	Title to Assets. The Seller is the lawful and beneficial owner of each of the assets outlined in Exhibit A to this Agreement. As of the Closing Date, the Assets will be free and clear of any security interest, claim, lien, pledge, option, encumbrance or restriction whatsoever in law or in equity.

b.	Condition of Assets. As of the Final Inspection Date, each of the Assets are in the same condition, state and location in all material respects as they were at the point they were verified by the Buyer on the Inspection Date and comprise all of the items listed in Exhibit A.

c.	Necessary Authority of Seller. The Seller has all requisite corporate power and capacity to enter into, deliver and perform this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitutes its valid and legally binding obligation, enforceable against the Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

d.	No Conflicts. The execution, delivery and performance of this Agreement by the Seller and its consummation of the transactions contemplated herein, do not and will not (i) require the consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third party, (ii) conflict with or result in any violation of or default under any provision of the constating documents of the Seller or any mortgage, indenture, lease, agreement or other instruments, security, encumbrance, permit, concession, grant, franchise or license to which the Seller are a party or by which its Assets are bound, (iii) violate any law, ordinance, rule, regulation, judgment, order or decree applicable to the Seller, or (iv) result in the creation of any security interest, claim, lien, charge or encumbrance upon any of the Assets. For purposes of this Agreement, the term "Person" shall mean any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.

e.	Absence of Undisclosed Liabilities. The Seller does not have any indebtedness, liability, claim, loss, damage, or obligation, liquidated or unliquidated, secured or unsecured, of any nature, whether accrued, absolute, contingent or otherwise that would not, singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or the ability of the Seller to perform its obligations under this Agreement.

5.2	The Buyer represents and warrants to the Seller as follows, as at the date of this Agreement and the Closing Date (unless stated otherwise):

a.	Necessary Authority. This Agreement has been duly executed and delivered by the Buyer and constitutes its valid and legally binding obligation, enforceable against the Buyer in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

b.	No Conflicts. The execution, delivery and performance of this Agreement by the Buyer and its consummation of the transactions contemplated herein, do not and will not (i) require the consent, approval, authorization, order, filing, registration or qualification of or with any Person which has not been obtained, (ii) conflict with or result in any violation of or default under any provision of the constitutional documents of the Buyer or of any material mortgage, indenture, lease, agreement or other instruments, security, encumbrance, permit, concession, grant, franchise or license to which the Buyer is a party or by which it or its properties are bound, or (iii) violate any law, ordinance, rule, regulation, judgment, order or decree applicable to the Buyer.

6.	Termination.

6.1	In the event the Seller fails to comply with all of the terms and conditions of this Agreement or otherwise fails to deliver the Assets (in the warranted condition or at all), unless the failure to deliver the Assets in the warranted condition is a result of the actions of the Buyer causing damage to such Assets as contemplated in Section 7.2, or its deliverables hereunder on or before the Closing hereof, the Buyer may, at its sole election and without prejudice to any other rights or remedies it has (including the right to claim damages for breach of this Agreement):

a.	so far as is practicable, proceed to Closing; or

b.	terminate this Agreement by notice to the Seller.

In the event that this Agreement is terminated by the Buyer as contemplated in this Section 6.1, the Seller shall promptly refund any instalments of the Purchase Price that have already been paid by the Buyer (including all amounts directed to be paid to the Broker pursuant to Section 2.2) prior to termination and the Buyer shall have no obligation to deliver any portion of the balance of the Purchase Price to the Seller. Termination of this Agreement shall be without prejudice to the rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of a breach of this Agreement which existed at or before the date of termination.

6.2	In the event the Buyer fails to comply with its payment obligations in respect of the Purchase Price (as contemplated in Section 2) or breaches any other material terms and conditions of this Agreement (other than as a result of the fault of the Seller), the Seller may, at its sole election and without prejudice to any other rights and remedies it has (including the right to claim damage for breach of this Agreement), including pursuant to Section 7.2, terminate this Agreement by notice to the Buyer.

In the event that this Agreement is terminated by the Seller as contemplated in this Section 6.2, any instalments of the Purchase Price that have already been paid by the Buyer shall be refunded to the Buyer (save to the extent equal to any damages suffered by the Seller, which sum may be retained by the Seller), and the Buyer shall have no obligation to deliver any portion of the balance of the Purchase Price to the Seller. Termination of this Agreement shall be without prejudice to the rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of a breach of this Agreement which existed at or before the date of termination.

7.	Indemnification.

7.1	The Seller shall indemnify and hold harmless the Buyer against and in respect of:

a.	any damage or deficiency resulting from any misrepresentations or breach of a representation or warranty by the Seller under this Agreement;

b.	all liabilities and obligations of, or claims against, the Buyer arising by reason of the Seller’s ownership or control of the Assets prior to the Closing Date;

c.	all suits, proceedings, demands, assessments, judgments, costs and expenses, including reasonable attorney’s fees, which may be imposed upon or incurred by or asserted against the Buyer incident to or arising out of any action, activity or operations of the Seller’s business prior to and including the Closing Date; and

d.	any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including without limitation, reasonable attorney fees, incident to any of the forgoing provisions of this paragraph;

Without prejudice to its right to indemnification, the Buyer shall give the Seller notice in writing as soon as practicable of any such third party action, suit, proceeding, claim, demand or assessment against the Buyer as referred to in Section 7.1(b) and (c), and the Seller shall have the option, at its own cost and expense, through counsel designated by it, to defend any such action or claim in accordance with this Section 7.

The Buyer shall have the right (but not the duty) to retain its own counsel and participate in the defense of any action or settlement of any such claim undertaken by the Seller.

Promptly upon receipt by the Buyer of a notice of a claim by a third party which may give rise to a claim for indemnification, the Buyer shall give written notice thereof to the Seller.  If the Seller gives to the Buyer an agreement in writing, in form satisfactory to Buyer’s counsel, to defend such claim, the Seller may, at their sole expense, undertake the defense against such claim and may contest or settle such claim on such terms, at such time and in such manner as the Seller is its sole discretion shall elect and the Buyer shall execute such documents and take such steps as may be reasonable necessary to enable the Seller to conduct the defense of such claims. In any and all events, each of the Parties hereto shall have such access to the records and files of the other Party hereto to the extent relating to any such claim as may be reasonably necessary to effectively defend or participate in the defense thereof.

7.2	The Buyer shall indemnify and hold harmless the Seller against and in respect of any damage to: (i), the Site or the Adjacent Structure (as defined in the Side Letter (as defined below)); and (ii) if this Agreement is terminated for any reason prior to the Closing Date, the Assets, solely caused by the Buyer in connection with the Buyer’s dismantling, packaging, loading, or transport of Assets, or the securing (or failure to secure) the Adjacent Structure in a safe and non-hazardous condition, if applicable, in accordance with the Side Letter, and any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including without limitation, reasonable attorney fees, incident to any of the forgoing provisions of this paragraph.

7.3	The maximum aggregate liability of the Seller pursuant to Section 7.1 and the Buyer pursuant to Section 7.2, shall not exceed the actual amount of the Purchase Price received by the Seller pursuant to this Agreement.

8.	Agreement Fully Read and Understood.

This Agreement has been carefully read by all Parties, and the contents are known and understood by all Parties.  The recitals stated above are incorporated herein by reference. The Parties have each taken the opportunity and waived or received independent legal advice from the attorneys of their choice with respect to the preparation, review and advisability of executing this Agreement.  Prior to execution of this Agreement by each Party, acknowledges that they have executed this Agreement after independent investigation and without fraud, duress, or undue influence.

9.	Brokers.

The Seller and the Buyer represent to and agree with each other that no broker or finder, other than the Broker on behalf of Seller, has been involved in any manner in the negotiation or consummation of the transactions contemplated. The Seller agrees to indemnify and keep the Buyer harmless from and against any and all claims, liabilities or obligations with respect to brokerage or finders’ fees or commissions in connection with the transactions contemplated by this Agreement asserted by any person on the basis of any statement or representation made or alleged to have been made by Seller, except for the Savona Payments made at the direction of the Seller.

10.	Taxes

All amounts payable by the Buyer to the Seller or the Broker pursuant to this Agreement are inclusive of any GST/HST, or any other federal, state or local or foreign value-added, sale, use, consumption, multi-staged, ad valorem, personal property, customs, export, excise, stamp, transfer, land or real property transfer, or similar taxes, duties, or charges, or any recording or filing fees or similar charges that are imposed by reason of the sale, transfer, assignment and delivery of the Assets or the payment of the Purchase Price to the Seller and the Broker (collectively, “Transfer Taxes”). All Transfer Taxes are the responsibility of and for the account of the Seller. The Buyer is responsible for the payment of any import taxes, duties or charges in respect of the Assets upon shipping to their final destination.

11.	Payment of Legal Fees.

The Buyer and the Seller shall each pay their own professional or other third-party fees incurred in the preparation, revision or modification of this Agreement.

12.	Risk of Loss.

Except pursuant to Section 7.2 and as provided below in respect of the Replacement Assets, any risk of any loss, damage, impairment, confiscation, or condemnation of the Assets or any part thereof shall be upon the Seller at all times prior to the Final Inspection Date.  In any such event, the proceeds of, or any claim for any loss payable under, any Seller insurance policy, judgment or award shall be payable to the Seller, which may repair, replace or restore any such Asset as soon as possible after its loss, impairment, confiscation or condemnation or, if insurance proceeds are insufficient to repair, replace or restore the property, pay such proceeds to the Buyer, provided that in the event of substantial damage to a material part of the Assets, either party may terminate this Agreement. In the event of termination, the Buyer shall receive a refund of the contract sum that has already been paid at the time of the loss. Following the Final Inspection Date, any risk of any loss, damage, impairment, confiscation, or condemnation of the Assets or any part thereof shall be upon the Buyer at all times. In respect of any Replacement Assets purchased by the Seller pursuant to Section 2.2b and subject to Section 7.2, the Seller shall bear any risk of any loss, damage, impairment, confiscation, or condemnation of the Replacement Assets or any part thereof, until the payment of the Final Payment by the Buyer.

13.	Miscellaneous.

13.1	Casualty prior to Closing. If prior to Final Inspection Date any of the Assets shall be damaged by fire or any other casualty, the Buyer shall have the option (i) of terminating this Agreement without liability, or (ii) to waive diminution in value and close under this Agreement, buying the Assets “as is,” in accordance with this Agreement in which event the Buyer shall be entitled to receive the proceeds of any insurance paid to the Seller by reason of such loss or damage.

13.2	Bulk Sale Law. The Buyer hereby waives compliance by the Seller with the provisions of any Bulk Sales law or similar statute of any state and the Seller agrees to indemnify the Buyer against and hold the Buyer harmless from any and all claims, demands, liabilities and obligations arising out of the failure or alleged failure of the Seller to comply with any such law in respect of such sales transfers. Where reasonably required, the Buyer and the Seller shall jointly execute a letter to creditors of the Sellers advising them of the sale.

13.3	Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia, and the federal laws of Canada applicable therein.

13.4	Dispute Resolution. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be determined by arbitration administered by ICDR Canada in accordance with its Canadian Arbitration Rules. The number of arbitrators shall be one. The place of arbitration shall be Vancouver, British Columbia, Canada and the language of the arbitration shall be English.

13.5	Effect of Agreement. This Agreement and the side letter between the Parties dated as of the date hereof (the “Side Letter”) sets forth the entire understanding of the parties. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties.

13.6	Severability. If any provisions of this Agreement shall for any reason be held invalid, then the invalidity of such specific provision shall not be held to invalidate any other provisions of this Agreement which shall, therefore, remain in full force and effect.

13.7	Notices. Any notice or other communications required or permitted hereunder shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, address as follows:

To the Buyer as follows:

Metals Exploration plc

27-28 Eastcastle Street, London, United Kingdom W1W 8DH

Email: Personal Information Redacted

With Copy to:

Personal Information Redacted

To the Seller as follows:

Almaden Minerals Ltd.

1333 Johnston Street, Suite 210, Vancouver, BC, Canada V6H 3R9

Email: Personal Information Redacted

With Copy to:

Borden Ladner Gervais LLP

1200 Waterfront Centre, 200 Burrard Street, Vancouver, BC, Canada V7X 1T2

Email : Personal Information Redacted

Any such notice shall be deemed received if in person, transmitted by fax or e-mail or similar means of recorded communication upon receipt and delivery of electronic or written confirmation or if by registered mail, two (2) days following proper posting with the applicable postal service.  Either party may change their address for purposes of giving notice upon written notice to the other party.

13.8	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together constitute one agreement. Delivery of an executed counterpart of this Agreement by facsimile or transmitted electronically in legible form, including without limitation in a tagged image format file (TIFF) or portable document format (PDF), shall be equally effective as delivery of a manually executed counterpart of this Agreement.

13.9	Assignment, Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No Party shall assign any of its rights or obligations hereunder without the prior written consent of the other Party.

13.10	Amendment, Waiver, Discharge of the Agreement. This Agreement may not be amended, released, or discharged except by an instrument in writing signed on behalf of each of the Parties hereto. The failure of a party to enforce any provision of this Agreement shall not be deemed a waiver by such Party of any other provision or subsequent breach of the same or any other obligation hereunder.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement on the date first above written.

SELLER

Almaden Minerals Ltd.

BY: Personal Information Redacted

___________________________________________

___________________________________________

BUYER

Metals Exploration PLC

BY: Personal Information Redacted

___________________________________________

___________________________________________

EXHIBIT A

THE ASSETS

[see attached]

Replacement Assets – Commercial Sensitive Information Redacted

Qty	Description	Kind of Pkgs

SIDE LETTER TO ROCK CREEK MILL PURCHASE AGREEMENT

BETWEEN:

Almaden Minerals Ltd., a duly organized corporation with a principal address of 1333 Johnston Street, Suite 210, Vancouver, BC, Canada V6H 3R9 (hereinafter referred to as the “Seller”).

and

Metals Exploration PLC, a duly organized corporation with its registered office at 27-28 Eastcastle Street, London, United Kingdom W1W 8DH (hereinafter referred to as the “Buyer”),

28 February 2025

Dear Sirs

Purchase Agreement of even date (the “Agreement”) herewith entered into between the Seller and the Buyer (the “Parties”)

Terms defined in this letter have the meaning ascribed to them in the Agreement unless otherwise defined and references to Sections or Exhibits herein relate to Sections or Exhibits contained in the Agreement. This letter is supplemental to, and shall be deemed to amend, the Agreement to the extent stated herein.

In consideration of each of the Parties entering into the Agreement, which each Party acknowledges constitutes good and valuable consideration, the Parties have entered into this letter.

The Parties intend that the Rock Creek mill building located at the Site (the “Building”), but excluding the adjacent portion of the structure (the “Adjacent Structure”), shall, subject to and conditional upon the Seller obtaining all necessary consents and approvals required for the sale of the Building to, and removal of the Building from the Site by, the Buyer (the “Building Consents”), form part of the Assets to be sold, without any increase to the Purchase Price. The Seller shall use its reasonable commercial endeavours to procure the Building Consents and to confirm whether the Building shall be deemed included in the list of Assets in Exhibit A, by no later than March, 31 2025 so as to enable the Buyer to confirm the transport and shipping arrangements in respect of the Assets in accordance with Section 2.1b of the Agreement.

In the event that the Seller is unable to obtain the Building Consents such that the Building is not to be included in the sale under the Agreement, the Final Payment (and accordingly, the aggregate Purchase Price) to be made under Section 2.1d of the Agreement, shall be deemed reduced by US$400,000 (the “Building Price”).

In the event the Building Consents are obtained and the Building forms part of the Assets to be sold at the Closing Date, the Buyer shall use commercially reasonable efforts to dismantle and remove the Building, and to secure the Adjacent Structure in a safe and non-hazardous condition.

Section 13 of the Agreement applies mutatis mutandis to this letter, save that any reference to the Agreement shall be deemed to be a reference to the Agreement as varied by this letter, and this letter.

Please confirm your agreement to the terms of this letter by countersigning below.

Yours faithfully,

…………………………………………..

Director / Duly authorised signatory

For and on behalf of Almaden Minerals Ltd.

We hereby agree and accept the terms of this letter.

…………………………………………..

Director

For and on behalf of Metals Exploration plc